April 28, 2023

VIA EDGAR
U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Marc Thomas Cara Lubit

Re:	Morningstar, Inc. Form 10-K for the Fiscal Year ended December 31, 2022 Filed February 24, 2023 File No. 000-51280

Dear Mr. Thomas and Ms. Lubit:

On behalf of Morningstar, Inc. (the “Company”), we acknowledge the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission in the Staff’s comment letter dated April 24, 2023 (the “Comment Letter”). The Comment Letter requests that the Company respond to the comments within ten business days or tell the Staff when the Company will provide its response. As discussed with the Staff, we are writing to confirm that the Company intends to respond to the Comment Letter on or before May 31, 2023.

We appreciate the Staff’s cooperation in this matter.

* * *

Sincerely,

/s/ Jason Dubinsky
Jason Dubinsky
Chief Financial Officer

cc: Sonia Barros, Sidley Austin LLP